MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Management’s Discussion and Analysis of the financial position and results of operations is prepared as at November 25, 2005, and should be read in conjunction with the accompanying audited financial statements and the notes therein.

This discussion contains forward-looking statements.  Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion.  The forward-looking information contained herein is current only as at the date of this document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

OVERVIEW

Peace Arch Entertainment Group Inc. is a vertically integrated media company that finances, packages and distributes high quality proprietary and third party film and television programming for the domestic and international marketplace.  Since 2003, Peace Arch has built a library of 18 feature films, 60 television episodes and three documentaries. Prior to 2003, the Company had an additional 200+ hours of filmed entertainment

Since January 2003, PAE has undergone significant reorganization of its business by restructuring its debt, raising additional capital, establishing new production and sales operations in Toronto, Los Angeles and London and continuing to execute on its strategy of marketing and selling programming in which we have a significant ownership position.

Our revenues arise primarily from the following business segments:

•

Motion Pictures, which includes revenues from the exploitation of acquired distribution rights. The company earns distribution revenues by licensing its rights on a territory by territory basis to sub distributors in each territory.

•

Television includes revenues derived primarily from the licensing of television broadcast rights in the domestic market of half hour lifestyle and documentary programming. This segment includes licensing, in the domestic market, of motion picture programming produced and acquired by the company.

The Company’s operating expenses include;

•

Amortization of investment in film and television programming.

•

Distribution and marketing expenses attributable to the exploitation of programming rights.

•

Selling, general and administrative expenses which includes expenses directly attributable to each business segment and other expenses which are not directly attributable.

The Company’s business segments outlined above operates through five locations. The entities through which the businesses in these locations operate are as follows:

•

Peace Arch Entertainment Group Inc., (“PAE”) corporate and head office based in Toronto focuses on the management of Motion Picture production activities, providing production administrative and financial structuring services to producers, licensing  television rights in the Canadian market and the administration and collection of Canadian and international film tax incentives.

•

Peace Arch LA, Inc. (“PALA”) based in Los Angeles was formed in May 2004 to focus on the packaging, financing and providing executive production services for feature films and the licensing of those films in the United States.

•

Peace Arch Films Ltd. (“PAF”) based in London, England, focuses on the international distribution of the Company’s packaged and financed feature films and acquired third party product.

•

The Eyes Project Development Corp. (“TEPD”) based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences and are reformatted to also serve the international marketplace.  The Company’s television programs are currently distributed by a third party internationally (ex. North America) subdistributor.

•

Peace Arch Television Ltd. (“PATV”) based in Toronto, Ontario, involved in television program distribution and home video & DVD sales.  PATV distributes the programs to which PAE currently controls and also secures rights from third-party suppliers and sells those rights to broadcasters and home video & DVD sellers.

Peace Arch is actively shifting its focus to licensing its existing film and television programming and to the acquisition of new film and television programming for exploitation. PAE markets and distributes motion picture and television programming worldwide under arrangements with distributors and agents. Early in fiscal 2003, the Company established an international markets sales agency in London, UK, through which the Company now increasingly manages licensing of Peace Arch’s feature film and television programming. The Company also markets and distributes programs directly to existing pay and free television, home video and other markets. The Company believes that representing its own product assures meaningful control over the manner of presentation as well as providing invaluable input as to market perceptions at the packaging and development phase of programming.

At present, the Company is supporting the financing and packaging of an ongoing slate of genre “Scare” feature films; a theatrical film in production in New York; and is actively involved in the pre-production legal, administrative and executive work associated with a further two theatrical features, two cable films, four additional genre titles and a dramatic series.  For documentary and lifestyle productions many functions are performed using in-house resources.

While moving away from traditional production activities, we plan to continue arranging the financing and packaging of product. This strategy allows us to acquire distribution rights to new programming to feed into our distribution pipeline.

Vision and Mission

Strategically the Company continues to move towards being the licensor of rights in film and television programming. Ownership of distribution rights in film and television programming will provide a source of future cash flows from a library of unsold distribution rights in addition to the cashflows that are expected to be generated from production activities thereby providing a more stable source of cash than would be generated from relying exclusively on production activities. It is our intention to establish value to the Company by building up and exploiting a library of film and television distribution rights. An additional benefit to taking an ownership position in the distribution rights of programming is that the distribution rights are sold for a fixed period of time for a license fee. At the expiration of that time period the distribution rights become available to be resold in the territory for another limited period of time. This cycle will continue thereby providing a long-term source of cash flow.

The mission of Peace Arch Entertainment Group Inc. is to become a world leading independent distributor of English-language feature film and television programming.  In support of this, the Company is focused on the following:

▪

Business model with integrated production, marketing and sales operations

▪

Global financing relationships

▪

Distribution relationships and plans to increase global footprint

▪

Brand identity

▪

Management team

RECENT DEVELOPMENTS

In a private placement on July 29, 2005 the company issued 4,347,827 Units consisting of one Series

I Preference Share and one Series II Preference Share warrant for proceeds of $2,349,000 or US$0.46 per Unit. Each warrant, upon exercise, will entitle the holder to acquire one Series II Preference Share at a price of US$ 0.50 at any time up to July 29, 2009. Each Series I and Series II Preference Share is convertible into one Common Share of the company. At August 31, 2005 all the Series II Preference Share warrants remained outstanding. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis.

The Company may at its option, at any time after July 29, 2009, redeem any or all outstanding Series I Preference Shares at an exercise price of US$ 0.46 per share and any or all outstanding Series II Preference Shares at an exercise price of US$ 0.50 per share.

Notes 9 and 10 of the consolidated financial statements more fully describe the history of the Company’s financial relationship with Fremantle and Comerica (collectively the “Lenders”).  Up to June 25, 2004, the Company was potentially obligated to compensate the Lenders through the issuance of shares to the extent their debts were not settled in the ordinary course of operations or if the Lenders did not otherwise seek recourse to the cash flows of the PAPDC assets.

On August 1, 2003 PAPDC was sold to a third party. Although at the time, PAPDC was owned by a third party, for accounting purposes the Company continued to reflect the obligation to issue shares because of the Company’s and its related parties continued involvement with PAPDC.  See note 9(d) to the consolidated financial statements for additional discussion. As described in 2(b) of the notes to the consolidated financial statements, the Company adopted AcG-15, “Consolidation of Variable Interest Entities”. Under the rules governing AcG-15, the Company is considered the primary beneficiary of PAPDC and consequently the Company consolidated PAPDC on a retroactive basis effective December 1, 2004, without restatement of prior periods.

On June 25, 2004, the Company issued 3,489,814 shares to PAPDC who agreed to assume the obligation to issue shares to the Lenders should they eventually opt to call upon those shares in settlement.  A director and officer of the Company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision.  Comerica has until March 31, 2006 to decide whether to convert its debt to shares.

On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the company’s common stock.  As a result of Fremantle’s conversion the company has recognized a gain on settlement of the obligation to issue shares of $1,105,000 representing the difference between the carrying amount of the obligation and the price of the Company’s stock on the date of settlement.

On May 26, 2005, the Company re-acquired the shares of PAPDC for a nominal amount, which had no impact on the accounting treatment of the consolidation of PAPDC with the results of the Company. As more fully described in note 10 of the consolidated financial statements, the

Company applied the purchase method to include PAPDC’s assets, liabilities and retained earnings in its consolidated financial statements. As a result of Fremantle exercising its option to convert its debt to the Company’s shares the balance of the distribution obligation at the time of Fremantle’s conversion was released creating a gain on the settlement of the distribution obligation of $1,455,000.

SELECTED ANNUAL INFORMATION

(in thousands except per share and deliveries information)	2005	2004	2003
Deliveries
Feature Films	6	7	5
TV Episodes	26	13	21
Documentaries	-	1	2

Revenue	$10,747	$21,236	$21,465
Earnings (loss) before income taxes	$1,449	$(1,461)	$2,785
Net earnings (loss) for the year	$1,449	$(484)	$2,859
Cash dividend on Series I Preference Shares	$22	-	-
Earnings (loss) per share - diluted	$0.07	$(0.03)	$0.19
Total Assets	$51,168	$57,468	$36,905
Production loans payable	$16,038	$12,598	$17,973

Net earnings increased in fiscal 2005 to $1.4 million from a loss of $0.5 million in fiscal 2004. This change is primarily due to a one time $2.6 million gain realized on the settlement of obligations as described in note 11 of the consolidated financial statements.

In fiscal 2004 the Company’s loss of $0.5 million represents a decrease of $3.3 million compared to the Company’s fiscal 2003 net earnings of $2.9 million. This decrease is largely due to the recognition of a one time $3.1 million gain on the modification of debt in fiscal 2003 as described in note 9(d) of the consolidated financial statements.

For discussion on trends related to revenues in the above chart see section “Operating Results”.

The Company’s total assets increased by $20.6 million in fiscal 2004 compared to fiscal 2003. This is due primarily to the restricted term deposit resulting from the Film Financing Transaction as described in note 12 of our consolidated financial statements.

During fiscal 2005, the Company adopted AcG-15, Consolidation of Variable Interest Entities, as more fully described in note 2(b) of our consolidated financial statements. This change in accounting policy was applied on a retroactive basis effective December 1, 2004 without restatement of prior periods. This resulted in a cumulative increase of the Company’s deficit in the amount of $53,000.

OPERATING RESULTS

For the year ended August 31, 2005, the Company earned $1.4 million or $0.07 diluted earnings per share compared to net loss of $484,000 in 2004 or $(0.03) diluted loss per share.  Included in the Company’s net earnings for fiscal 2005 is a one time gain arising on the settlement of certain obligations in the amount of $2.6 million.

Diluted earnings per share is calculated on 19,273,000 weighted average shares outstanding at August 31, 2005 and 17,314,000 weighted average shares outstanding in the prior year.

Fiscal 2005 compared to Fiscal 2004

Revenue. The Company reported revenue of $10.7 million for fiscal 2005 compared to $21.2 million for fiscal 2004 representing a decrease of $10.5 million or 49.5% for the year. The following table represents revenues earned in each of the last two years for each of our business segments;

	Year Ended August 31,
	2005	2004
	(Canadian dollars in millions)
Segmented Information
Motion Picture	9,200	18,327
Television	1,547	2,909
Total	10,747	21,236

Motion Picture revenues in fiscal 2005 of $9.2 million decreased by $9.1 million, or 49.7%, compared to $18.3 million in fiscal 2004. The decrease in revenues compared to the same period of the prior year primarily reflects the lower number of projects produced by Peace Arch and is associated with the Company’s strategy to prioritize the packaging, financing, and distribution of projects.  This results in lower presale revenues at the time a project is completed and delivered. During fiscal 2005, the Company delivered or took delivery of 6 motion pictures; “Tornado”, “Fire”, “Earthquake”, “Shadows in the Sun”, “American Soldiers”.  Of the 6 motion pictures delivered in the current year, 2 were co-productions produced in accordance with official international bilateral treaties.

Television revenues in fiscal 2005 of $1.5 million decreased by $1.4 million, or 48.3%, compared to $2.9 million in fiscal 2004. This decrease is due to lower sales from the television library in fiscal 2005 compared to fiscal 2004. The Company produced and delivered 13 episodes of “Campus Vets (Season II)”, and 13 episodes of “Love it or Lose It!”.

Gross Profit.  Gross profit is comprised of revenue less amortization of film and television programming and other production costs. Gross profit for fiscal 2005 was $2.1 million compared to $2.5 million for fiscal 2004.

As a percentage of revenue, gross profit was 19.6% for fiscal 2005 compared to 11.5% for fiscal 2004. In 2004, the Company reviewed, as required, the future revenue projections or estimates on a title-by-title basis, supporting the carrying value of its film investments, and lowered its estimates of future revenue projections with reference to current and anticipated market conditions resulting in the recognition of a $2.5 million write-down of film investments. The improvement in the percentage in fiscal 2005 compared to fiscal 2004 is due to the $2.5 million impairment charge on some of the film titles following a review of future revenue projections and film estimates in fiscal 2004. Following a review of future revenue projections in the current year the Company determined that an impairment charge was not required. The following table presents the comparative amortization amounts for the last two fiscal years.

(in thousands of dollars)	2005	2004	Change
Amortization of investment in film and television programming and other production costs	8,636	18,774	(54.0)%

Amortization was $8.6 for the year ended August 31, 2005 compared to $18.8 for the year ended August 31, 2004.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by $0.5 million, or 15.4%, to $3.9 million in fiscal 2005 from $3.4 million in fiscal 2004. This increase was due to costs associated with issuance, during the year, of employee stock based compensation, a full year of operations of the LA office for fiscal 2005 and a reduction of the recovery of selling, general and administrative expenses in fiscal 2005 compared to fiscal 2004 due to the end of the time period over which the Company was entitled to recover such expenses associated with managing certain assets to realize cashflows to retire the Fremantle debt. The following table presents the comparative net selling, general and administrative costs for the last two fiscal years;

(in thousands of dollars)	2005	2004	Change
Selling, general and administrative expenses	4,033	3,797	6.2%
Recovery of selling, general and administration	(145)	(427)	(66.0)%
Total	$ 3,888	$ 3,370	15.4%

Interest Income.   Interest income was $0.8 million for fiscal 2005, representing an increase of $0.8 million from $39,000 for fiscal 2004.  This increase is due to interest revenue earned on the Restricted Term Deposit. This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation. Interest expense for fiscal 2004 represents $0.2 million of interest on bank indebtedness and other balances.

Interest Expense.   Interest expense was $1.0 million for fiscal 2005, representing an increase of $0.8 million from $0.2 million for fiscal 2004.  This increase is due to interest expense recorded on the Film Financing Obligation. This interest expense was offset by interest revenue of the same amount recorded in respect of the Restricted Term Deposit.

In fiscal 2005, $0.7 million of interest on indebtedness relating to production of film and television programming was capitalized.  In fiscal 2004, $0.4 million of interest on bank indebtedness relating to production of film and television programming was capitalized.  Interest component may vary each year depending on the dollar value of production during the year and the timing of production commencement and delivery during the year. Production loans increased by $3.4 million in fiscal 2005 to $16.0 million from $12.6 million in fiscal 2004.

Taxes.  At August 31, 2005, the Company had accumulated losses for tax purposes of $6.5 million which are available for carry forward to future years.  The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2004, the Company recorded a reversal of a future income tax valuation of $989,500.  A company controlled by a director, officer and shareholder of the Company forgave production loans in the amount of $2,726,000.  The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

Fiscal 2004 compared to Fiscal 2003

Revenue.  Consolidated revenues in fiscal 2004 of $21.2 million decreased slightly by $0.3 million, or less than 1.0% compared to $21.5 million in fiscal 2003. The flowing table represents revenues earned in each of the last two years for each of our segments;

	Year Ended August 31,
	2004	2003
	(Canadian dollars in millions)
Segmented Information
Motion Picture	18,327	18,647
Television	2,909	2,818
Total	21,236	21,465

Motion Picture revenues in fiscal 2004 of $18.3 million decreased by $0.3 million, or 0.1%, compared to $18.6 million in fiscal 2003.

Television revenues in fiscal 2004 of $2.9 million increased by $0.1 million, or 3.6%, compared to $2.8 million in fiscal 2003. This decrease is due to lower sales from the television library rights in fiscal 2004 compared to fiscal 2003.

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and other production costs, for fiscal 2004 was $2.5 million compared to $2.4 million for fiscal 2003.  As a percentage of revenue, gross profit was 11.6% for fiscal 2004 compared to 11.5% for fiscal 2003. Gross profit decreased slightly in fiscal 2004 compared to fiscal 2003. The results are comparable year over year.

(in thousands of dollars)	2004	2003	Change
Amortization of investment in film and television programming and other production costs	18,774	18,827	0.3%

Amortization was $18.8 for the year ended August 31, 2004 compared to $18.8 for the year ended August 31, 2003.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased by 9.1% from fiscal 2003 primarily due to the new LA operation since May 2004 and a full year of operations in the U.K. for fiscal 2004.  For fiscal 2003, the U.K. operation commenced January 2003.  The Company at the same time had continued cost cutting measures, including staff reduction.  Some of the selling, general and administrative expenses relate to the pre-existing business.  Reasonable expenses arising from that pre-existing business are recovered pursuant to an agreement with PAPDC (note 9), thereby reducing total selling, general and administrative by $427,000.

(in thousands of dollars)	2004	2003	Change
Selling, general and administrative expenses	3,797	3,088	23.0%
Recovery of selling, general and administration	(427)	-	N/M
Total	3,370	3,088	14.5%

Interest Expense.   Interest expense was $0.2 million for fiscal 2004, representing a decrease of $0.3 million from $0.5 million for fiscal 2003.

In fiscal 2004, $0.4 million of interest on indebtedness relating to production of film and television programming was capitalized compared to $1.1 million in fiscal 2003.

Taxes.  At August 31, 2004, the Company had accumulated losses for tax purposes of $7.2 million which are available for carry forward to future years.  The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2004, the Company recorded a reversal of a future income tax valuation of $989,500.  A company controlled by a director, officer and shareholder of the Company forgave production loans in the amount of $2,726,000.  The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

QUARTERLY CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

The following table presents an unaudited summary of the Company’s operating results on a quarterly basis for the 12 months ended August 31, 2005 and 2004.

(in thousands of Canadian dollars except per share amounts)
	Fiscal 2005				Fiscal 2004
	August 31, 2005	May 31, 2005	February 28, 2005 (Revised)	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004	November 30, 2003
Revenues	1,652	4,291	1,706	3,098	1,774	6,584	7,654	5,224
Net earnings (loss)	(403)	2,729	(294)	(583)	(2,448)	495	1,286	183
Basic earnings (loss) per common share	(0.02)	0.14	(0.02)	(0.03)	(0.14)	0.03	0.07	(0.01)

During the year ended August 31, 2005, the Company identified a required revision to its second quarter February 28, 2005 financial statements related to its accounting treatment of a complex arrangement with Showtime for the project “Our Fathers.”  We have determined the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously, the co-financier’s contribution to the production was recognized as revenue by the Company from sale of rights.  The cost of the Company’s investment in its film assets is similarly reduced.

The adjustment to the February 2005 quarter is a reversal of $6.1 million in revenues and $5.9 million in amortization resulting in an increase of net loss of $158,000.

The preceding table reflects the revised results of operations for the quarter ended February 28, 2005.

The Company’s revenues and net earnings are dependent on the timing of the completion of the production process. Delivery of motion picture business segment product occurs at any time during the year. There are no seasonal or cyclical factors involved with the delivery of motion pictures. Episodic television product is delivered to buyers as each episode is completed and may occur over two quarters.

Revenue in the fourth quarter of fiscal 2005 is primarily a result of distribution sales activity on film product delivered during the year.

Quarterly net earnings (loss) have varied due to one time events that occurred during the third quarter. In the third quarter of fiscal 2005 a one time gain on the settlement of obligations of $2.1 million was recognized contributing the earnings.

In the fourth quarter of fiscal 2004 the net loss can be attributed, for the most part to a valuation impairment charge on the Company’s investment in film and television after review of its future revenue estimates that support the carrying value of the investment in film and television.

During the fourth quarter of fiscal 2005, the Company generated cash from operations of $0.9 million, which is primarily a result of the collection of outstanding tax credits. The collection of the tax credits were used to repay production loans for which the tax credits were provided, by the Company, as security for the loans.

OUTSTANDING SHARES

The Company is authorized to issue an unlimited number of Common Shares.  At August 31, 2005 the Company had 21,179,304 Common Shares outstanding (including 558,689 shares in escrow).  At August 31, 2004, the Company had 20,898,491 Common Shares outstanding (including 3,489,814 in escrow).

The Company is authorized to issue an unlimited number of Preference Shares.  At August 31, 2005 the Company had 4,347,827 Series I Preference Shares and 4,347,827 Series II Preference Share warrants issued and outstanding.  There were no Preference Shares outstanding in fiscal 2004. The Company has 2,585,300 Common Shares reserved for issuance pursuant to the current stock option plan.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company’s ability to continue operations depends upon obtaining additional financing and generating profitable operations and positive cash flows sufficient to finance continuing activities. Management continues to review operations in order to identify additional strategies, including obtaining additional financing and future sales contracts designed to generate cash flow, improve the Company’s financial position and enable the timely discharge of the Company’s obligations.  There is no assurance that the Company will be successful in its financing effort and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The Company’s consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” basis is not appropriate.

The Company’s success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The nature of the business is such that significant initial expenditures are required to produce films and television while revenues from these films and television programs are earned over a period of time after their completion. The Company ensures that new film and television programming are fully financed from distribution minimum guarantees, presales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.  The nature of our business is such that significant initial expenditures are required to produce, acquire, distribute and market films and television programs while revenues from these films and television programs are earned over an extended period of time after their completion or acquisition.  As the business grows, the Company’s financing requirements are expected to grow and the Company expects the continued use of cash in operating activities and, therefore, we are dependant on continued access to external sources of financing.

Management is currently in discussions with potential lenders for additional funding.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations to fund working capital.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

The Company strives to achieve cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth.  Every project the Company develops acquires or undertakes targets a positive cash flow and margin from the outset. Actual results do not always meet these targets.

As at August 31, 2005, the Company had available cash or cash equivalents of $1.4 million.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.  Management will work toward funding capital requirements through the issuance of shares, warrants and debt, but there is no assurance that the Company will be successful in its financing efforts.

Cash Flows from Operating Activities

During the year, $5.8 million was used by operating activities, compared to $3.2 million provided by operating activities in fiscal 2004 and $2.6 million cash flows used in fiscal 2003.  In fiscal 2005, the Company reduced accounts payable and accrued liabilities by $7.9 million compared to fiscal 2004. This was offset by a net decrease resulting from a reduction of accounts receivable by $3.0 million and an increase in deferred revenue of $2.8 million and a net increase from amortization for the year exceeding investment in film and television expenditures by $2.8 million.

The increase in cash flows from operating activities of $3.2 million in fiscal 2004 compared to fiscal 2003 is attributable to an increase in accounts payable and accrued liabilities of $9.4 million offset by an increase in deferred revenue of $5.5 million.

Cash Flows from Investing Activities

During the year, cash flow used from investing activities of $51,000 is comparable with a $71,000 use of cash from investment in investing activities in fiscal 2004 and an $11,000 contribution of cash flow from investing activities in fiscal 2003.

Cash Flows from Financing Activities

In fiscal 2005, cash contributed from financing activities was $5.8 million compared to cash used in financing activities of $2.6 million in fiscal 2004 and cash provided in financing activities of $1.6 million in fiscal 2003. Cash provided from the proceeds of the Series I Preference Share and Warrants issuance in the amount of $2.3 million plus net additions to the production loans of $3.5 million accounted for the cash provided from financing activities in fiscal 2005. Cash used in financing activities in fiscal 2004 was primarily due to repayment of production loans. In fiscal 2003, new production loans and the issuance of common shares accounted for the cash provided from financing activities.

Production loan repayments are solely due from cash flows derived from each film and is independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film.  Management expects that a significant portion of the loans due at August 31, 2004 will be payable during the year ended August 31, 2005.  The Company has total loan and credit facilities of $11.6 million which are due for annual renewal in fiscal year ended August 31, 2005.    The Company obtained extensions in the past since the timing of collection of receipts and revenue streams may extend beyond the original estimated date.  Management seeks renewals and extensions of the individual production loan facilities and is confident that such an agreement will be achievable.  However, there is no assurance the Company will be successful.

Capital Lease Obligations

(in thousands of dollars)	2006	2007	2008	2009	2010	Total
Operating lease commitments
Lease obligation	298	61	22	22	4	407
Sublease	90	-	-	-	-	90

Net lease obligation	208	61	22	22	4	317

OFF BALANCE SHEET ARRANGEMENTS

During the year ended August 31, 2004, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a producer’s financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance obligation is due one year after the production’s initial theatrical release. The obligation is recoverable by PAF from the proceeds of the production’s sales or the receipt of government incentives due to the producer. In return for providing the additional guarantee, the Company will obtain an additional interest in the films from its co-producer. Should the Company default in the guarantee payment, the co-producer is entitled to receive the Company’s shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

At August 31, 2005, the Company had commitments of $3,134,000 (2004 - $3,684,000) with respect to the acquisition of film distribution rights to 3 films, which will be delivered to the Company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than May 31, 2006.

COMMITMENTS

The Company is committed to certain operating lease payments for premises. In addition, the Company has sublet certain other premises for which it remains the primary lease obligor.  The total annual rental commitments are as follows:

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Production Loans	16,038	16,038	-	-	-
Net Lease Obligations	317	208	105	4	-
Obligation to Issue Shares	142	142	-	-	-
Revenue Guarantee Obligation	20,597	-	-	20,597	-
Total Contractual Obligations	37,094	16,388	105	20,601	-

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the year ended August 31, 2005 the Company paid $185,000 (2004 - $166,000)

to a company controlled by a shareholder, director and officer of the Company for   executive services rendered. These expenditures are reflected in the company’s selling,   general and administrative expenses.

b)

During the year ended August 31, 2005, the Company paid $32,000 (2004 - $80,000) to

a shareholder, director and officer of the Company for legal services rendered. These   expenditures are reflected in the Company’s selling, general and administrative   expenses.

c)

During the year ended August 31, 2005, a company controlled by a shareholder,

director and officer of the Company forgave loans in the amount of $nil (2004 -   $664,000), which bore interest at prime plus 2%, relating to production financing of two   productions.  During the year ended August 31, 2004, the same related party assigned   two non-interest bearing loans totaling $2,062,000 to the Company relating to the   financing of production costs. These benefits are included in contributed surplus as   described in note 15(a)).

During the year ended August 31, 2005, the Company received payment from the same related party above of the outstanding balance owing. At August 31, 2005 the Company   was owed $nil (2004 - $366,000) from the related party. At August 31, 2004 the   outstanding balance was included in accounts and other receivables. This balance was   unsecured, non-interest bearing and had no specified repayment date.

d)

As at August 31, 2005, the Company was indebted to a company controlled by a

director and officer of the company in the amount of $nil (2004 - $443,000) (note 7).   This advance was non-interest bearing and due on demand.

e)

As at August 31, 2005, included in accounts receivable was $1,421,000

(US$1,200,000) (2004 - $1,576,000 (US$1,200,000)) from a company owned by a   member of senior management. This amount is a result of a sale of distribution rights to   the related company prior to the individual becoming a member of senior management.   The amount is secured by an irrevocable letter of credit.

f)

A director and officer of the Company acts as legal counsel and is a director of a

company which acts as a bare trustee for certain bridge lenders. During the year ended   August 31, 2005, the company paid interest and financing charges in the amount of $nil   (2004 - $162,000), related to interim bridge production financing, to that company.

Other related party transactions and balances have been described elsewhere in these financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingencies. The Company bases its estimates on historical experience and on third party information that it believes is reasonable in the circumstances.  Actual results may differ from these estimates.  The Company’s most significant use of estimates and assumptions in preparing the consolidated financial statements relate to future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts to reflect credit exposures, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.

The Company records amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These factors are primarily outside of the Company’s control.  Management’s estimates of future cash flows are based on its best estimates of future economic conditions as they impact the Company.  These estimates are reviewed periodically in accordance with company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms and the Company’s ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of the Company’s accounts and other receivable balances.  The consolidated financial statements have been prepared on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of operations.

CHANGES IN ACCOUNTING POLICIES

Effective December 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants’ Accounting Guideline (“AcG-15”), “Consolidation of Variable Interest Entities” (AcG-15). AcG-15 provides guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. AcG-15 requires a variable interest entity (“VIE”) to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of AcG-15, the Company is required to consolidate the assets, liabilities and operating results of Peace Arch Project Development Corp. (“PAPDC”). As described in note 9(b), PAPDC is the owner of the Company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 11, the Company continued to have a variable interest in PAPDC, and it has been determined that the Company will be required to absorb the majority of the expected losses of PAPDC. Under the rules governing AcG-15, the Company is considered the primary beneficiary of PAPDC and consequently the Company has consolidated PAPDC on a prospective basis retroactive basis effective December 1, 2004, without restatement of prior periods.

The impact of consolidating PAPDC under AcG-15 has resulted in a cumulative increase of the Company’s deficit of the change in accounting principle policy of $53,000.

The consolidation of PAPDC under AcG-15 has resulted in an increase in revenue of $28,000 and selling, general and administrative expenses of $9,000, and has resulted in an increase in other amortization, gain on sale of asset, and non-controlling interest of $37,000, $65,000 and $47,000, respectively, relating to operating activity from the effective date of the adoption of this policy on November 1, 2004 to the date the shares of PAPDC were reacquired (see note 11).  There is no net effect on retained earnings. There was no effect on the net earnings for the year ended August 31, 2005.

FINANCIAL INSTRUMENTS

As at August 31, 2005 and 2004, the Company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, production loans, revenue guarantee obligation, obligation to issue shares and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at August 31, 2005. The carrying value of the obligation to issue shares reflects fair value as it is reported at the fair value of the shares at August 31, 2005. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years.

The Company expects to recover the carrying value of these tax credits and as such has not written them down to fair value.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the Company’s revenues and earnings from operations.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company’s future financial performance may be adversely affected if it is unable to compete successfully.  Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company’s control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, which could result in the Company’s failure to recoup its investment or realize its anticipated profits.

The Company’s business is substantially dependent on the services of certain key personnel placed in certain positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company’s business.

The Company’s international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company’s international distribution revenue may be adversely affected by these risks.

The Company is expecting that if its efforts are successful it will experience a period of growth that could place a strain on its resources.  If the Company’s management is unable to manage growth effectively, operations could be adversely affected.

To date, the Company has been involved primarily in the development, production and distribution of feature film and television programs.  The Company may be required to raise additional financing, make capital expenditures and hire additional personnel in connection with these proposed activities.  If the Company is unsuccessful in these new business endeavors, it may have a material adverse effect on its results.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program.  The Company typically amortizes a minimum of 80% of film costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its production costs accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

GOVERNMENT INCENTIVES

The Company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax-assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company’s production operations could be adversely affected in the future.

CURRENCY RISK

The Company receives a portion of its revenues from the United States and international sources in United States dollars.  A portion of a film and television program’s financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

INTEREST RATE RISK

The Company is exposed to interest rate risk from production loans bearing interest rates that vary with fluctuations in interest rates.

OUTLOOK

The Company’s primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products.  The Company is also working to enhance its ability to support financing of projects through exclusive support agreements with third party interim and equity financiers.  Finally, the Company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of product and to reduce costs of short term interim project financing activities.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Peace Arch Entertainment Group Inc.’s securities, options to purchase securities and interests of insiders in material transaction, where applicable, is contained in the Information Circular.

Additional financial information is provided in the Company’s consolidated financial statements for its 2005 fiscal year.

The Company, upon request to the secretary of the Company at 407-124 Merton Street, Toronto, Ontario, M4S 2Z2, will provide to any person or company one copy of the Annual Information Form, together with one copy of the consolidated financial statements, Management Discussion and Analysis and of any interim financial statements, one copy of the information circular or any filing prepared instead of that information circular provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security-holder of the Company.

Dated November 25, 2005